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August 27, 2012

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nabi Biopharmaceuticals
Definitive Additional Proxy Soliciting Materials
Filed August 16, 2012 by The Mangrove Partners Fund, L.P., et al.
File No. 001-35285

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated August 20, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with our client, The Mangrove Partners Fund, L.P. (“Mangrove Partners”), and provide the following response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in Mangrove Partners’ definitive proxy statement filed with the Commission on August 10, 2012 (the “Proxy Statement”).  Our responses are numbered to correspond to your comments.

General

1.
Avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation for such assertions must be reasonable. Refer to Note (b) of Rule 14a-9. Please provide us with the factual foundation for the following disclosure (emphasis added):

•	“We question who benefits from the proposed Transaction and can only come to the conclusion that the Transaction is for the benefit of Nabi’s insiders.”

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

August 27, 2012

We acknowledge the Staff’s comment.  On a supplemental basis we note that, as more fully explained in the Reasons for the Solicitation section of the Proxy Statement, Mangrove Partners firmly believes that the Transaction does not provide full and fair value for Nabi’s shareholders.  Based on its careful and thorough review, Mangrove Partners has identified certain liquidation alternatives that it believes could deliver superior returns and greater certainty to Nabi’s shareholders.  Accordingly, Mangrove Partners has reasonably concluded that the Transaction is not in the best interests of Nabi’s shareholders.  In contrast, according to Nabi’s definitive proxy statement in connection with the special meeting of Nabi’s shareholders filed with the Commission on August 7, 2012 (“Nabi’s Proxy Statement”), certain of Nabi’s executives and directors stand to reap significant benefits in the event the Transaction is consummated on its current terms and conditions.  Such benefits include, but are not limited to, special bonuses and change of control benefits and posts with any combined entity, which notably would not be available to such executives or directors if Nabi were to pursue a liquidation alternative, particularly an alternative structured along the lines proposed by Mangrove Partners.  Mangrove Partners finds that in light of its analysis and conclusions regarding the implications for the consummation of the Transaction for Nabi shareholders and for Nabi executives and directors, respectively, a reasonable foundation for its belief that the Transaction is “for the benefit of Nabi’s insiders.”

•	“It is clear to us that both the Board and management of Nabi have failed. It appears that to save face and enrich themselves, they are now pushing to get an ill-conceived transaction completed.”

We acknowledge the Staff’s comment.  On a supplemental basis we note that Mangrove Partners’ review and analysis of Nabi’s business and prospects has led it to conclude that Nabi’s Board and management have poorly overseen the Company and failed to properly execute on the Company’s strategic plan.  As a result, the Company’s available alternatives are limited and Mangrove Partners believes the best alternative at this time is an orderly liquidation.  The fact that Nabi’s Board and management have seemingly refused to acknowledge the benefits to shareholders of an orderly liquidation over the proposed Transaction causes Mangrove Partners to seriously question whether the Board and management are trying to avoid being associated with a liquidation scenario.  Nabi’s Board and management have pursued the Transaction, which will return less capital to Nabi’s shareholders than an orderly liquidation and will lock them as investors in a company with uncertain prospects, while providing change of control benefits and special bonuses to certain of Nabi’s Board and management.  We believe this context provides a reasonable basis for Mangrove Partners to state that “it appears” that the Board and management are pursuing the transaction to “save face and enrich themselves.”

•	“...it is clear that the Transaction is really in the best interest of management”

We acknowledge the Staff’s comment and note on a supplemental basis that Mangrove Partners has detailed in its Proxy Statement and Definitive Additional Materials its well-substantiated conclusion that the Transaction is not in the best interests of Nabi’s shareholders.  In contrast, Mangrove Partners notes that the Transaction serves the interests of Nabi’s management by providing them both with certain reputational benefits by allowing them not to be associated with a liquidation scenario and with certain financial benefits payable upon the consummation of the Transaction, as set forth in the section entitled Interests of Nabi Executive Officers and Directors in the Transaction of Nabi’s Proxy Statement.  Since Mangrove Partners has concluded that the Transaction provides no benefit to Nabi shareholders while providing certain not insignificant tangible and intangible benefits to management, we believe it is reasonable for Mangrove Partners to state that the Transaction is “really in the best interest of management.”

August 27, 2012

•	“Mangrove Partners believes this amounts to a special favor to the top two executives of Nabi for delivering a favorable deal to Biota.”

We acknowledge the Staff’s comment.  On a supplemental basis we note that Mangrove Partners’ thorough and careful consideration of the Transaction has failed to produce evidence that the Transaction represents a value-maximizing alternative that is in the best interests of Nabi’s shareholders.  Accordingly, Mangrove Partners finds reasonable basis to question the significant payments and benefits that are being granted to Nabi’s top executives in connection with the Transaction.

2.
We note your statement that the primary purpose of the merger is to secure substantial payments in the form of change of control benefits for Nabi’s executives. However, certain of the severance agreements appear to provide that a liquidation or dissolution of the company approved by the shareholders in accordance with Delaware law would also qualify as a change of control. Please provide your analysis.

We acknowledge the Staff’s comment and note on a supplemental basis that as stated in its Definitive Additional Materials, Mangrove Partners “…believes the Transaction’s primary purposes are (1) to secure substantial payments in the form of special VIP bonuses and change of control benefits for Nabi’s executives and (2) to grant Nabi’s CEO, Dr. Raafat Fahim, and Chairman, Dr. Geoffrey Cox, lucrative seats on the Board of Directors of the newly combined entity.”

Mangrove Partners believes that the change of control benefits together with special bonuses and promised posts with the newly formed entity serve together to provide significant benefits to certain of Nabi’s management and directors and are together the primary purpose of their endorsement of the Transaction.  According to Nabi’s Proxy Statement, the compensation committee of Nabi’s Board of Directors approved a special additional bonus available to all 2012 VIP Management Incentive Plan participants in the event that Nabi completes a transaction resulting from the announced strategic alternative process that results in a premium for Nabi’s stockholders to Nabi’s net cash at the time of the execution of the definitive agreement for any such transaction.  Such special VIP bonuses are not tied to a change of control generally but are specific to a transaction that at the time of execution of a definitive agreement meets the designated requirements. Accordingly, Mangrove Partners believes that such special bonuses will be payable to Nabi’s executives in the event the Transaction is consummated but will not be payable if the Company completes an orderly liquidation, either through a formal Delaware liquidation process or through any of the alternatives proposed by Mangrove Partners.

August 27, 2012

Further, Drs. Kessler and Kalnik, both now former executives of Nabi, are entitled to change of control payments pursuant to certain Change of Control Severance Agreements with the Company which provide for payments to each of Drs. Kessler and Kalnik if (i) within twelve months after a change of control, his employment is terminated by Nabi without cause or he terminates his employment with Nabi for good reason, or (ii) within six months prior to a change of control, his employment is terminated by Nabi at the request of a third party who has taken steps reasonably calculated to effect a change of control or his termination otherwise arises in anticipation of a change of control and not for reasons unrelated to the change of control.  In light of the termination of both Drs. Kessler and Kalnik, effective August 5, 2012, which Nabi’s Proxy Statement states occurred “in connection with the general reduction in force associated with the anticipated completion of the Transaction,” Mangrove Partners believes that Drs. Kessler and Kalnik will be entitled to change of control benefits upon a consummation of the Transaction but will not be entitled to such payments as a result of any liquidation process because Drs. Kessler and Kalnik’s terminations would not have arisen in anticipation of such liquidation.

3.	Please provide support for your statement that Biota has lost money for the past two years.

We acknowledge the Staff’s comment.  On a supplemental basis we note that based on Biota’s financial reports, in the 24 months from January 2010 to December 2011, Biota has incurred a net loss of $56.336 million attributable to the members of Biota.  Biota reported a net loss in each of the four six-month reporting periods during that time.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Nathaniel August
Ward Dietrich